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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OncoGenex Pharmaceuticals, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

68230A106

(CUSIP number)

James Abell

c/o Abingworth LLP

Princess House

38 Jermyn Street

London SW1Y 6DN

44 20 7534 1508

(Name, address and telephone number of person authorized to receive notices and communications)

October 22, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock (the “Shares”) of OncoGenex Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 1522 217th Place SE, Suite 100, Bothell, WA 98021.

Item 2.	Identity and Background.

(a) This statement is being filed by Abingworth LLP (“Abingworth”).

(b) The business address for Abingworth is Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

(c) The principal business of Abingworth is investment management services.

(d) (e) During the five years prior to the date hereof, Abingworth has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Abingworth is a limited liability partnership organized under the laws of England.

Item 5.	Interest in Securities of the Issuer.

(e) The reporting person ceased to be the beneficial owner of more than five percent of the Shares on October 22, 2010.

[Page 2 of 3 pages]

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2010

ABINGWORTH LLP

By:	/S/ JAMES ABELL
Name:	James Abell
Title:	Member

[Page 3 of 3 pages]